EXHIBIT 99.1

Special Considerations and Risk Factors

Our operations are subject to many risks, including those described below, that could adversely affect our future financial condition and performance and, therefore, the market value of securities.

We may be subject to fines, penalties and other sanctions if we fail to comply with laws governing our business.

Our business lines operate within a variety of complex regulatory schemes, including but not limited to the Federal Acquisition Regulation (FAR), Federal Cost Accounting Standards, the Truth in Negotiations Act, the Fair Debt Collection Practices Act (and analogous national and state laws), the United Kingdom Bribery Act, as well as the regulations governing Medicaid and Medicare. If a government audit uncovers improper or illegal activities by us or we otherwise determine that these activities have occurred, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeitures of profits, suspension of payments, fines and suspension or disqualification from doing business with the government. Any adverse determination could adversely impact our ability to bid in response to requests for proposals (RFPs) in one or more jurisdictions. Further, as a government contractor subject to the types of regulatory schemes described above, we are subject to an increased risk of investigations, criminal prosecution, civil fraud, whistleblower lawsuits and other legal actions and liabilities to which private sector companies are not, the result of which could have a material adverse effect on our operating results, cash flows and financial condition.

If we fail to satisfy our contractual obligations or meet performance standards, our contracts may be terminated and we may incur significant costs or liabilities, including liquidated damages and penalties, which could adversely impact our operating results, financial condition and our ability to compete for future contracts.

Our contracts may be terminated for our failure to satisfy our contractual obligations or to meet performance standards and often require us to indemnify customers. In addition, some of our contracts contain substantial liquidated damages provisions and financial penalties related to performance failures. Although we have liability insurance, the policy coverage and limits may not be adequate to provide protection against all potential liabilities. Further, for certain contracts, we have posted significant performance bonds or issued letters of credit to secure our performance, indemnification and other obligations. If a claim is made against a performance bond or letter of credit, we would be required to reimburse the issuer for the amount of the claim. Consequently, as a result of the above matters, we may incur significant costs or liabilities, including penalties, which could adversely impact our operating results, cash flows, financial condition and our ability to compete for future contracts.

We are subject to review and audit by governments at their sole discretion and, if any improprieties are found, we may be required to refund revenue we have received, or forego anticipated revenue, which could have a material adverse impact on our revenue and our ability to bid in response to RFPs.

As a provider of services to government agencies, we are subject to periodic audits and other reviews by governments of our costs and performance, accounting and general business practices relating to our contracts with those government agencies. As part of that process, the government agency reviews our performance on the contract, our pricing practices, our cost structure and our compliance with applicable laws, regulations and standards. Based on the results of these audits, government agencies may demand refunds or adjust our contract-related costs and fees, including internal costs and expense allocation. Although adjustments arising from government audits and reviews have not had a material adverse effect on our results of operations in the past, there can be no assurance that future audits and reviews would not have such effects.

Our business could be adversely affected by future legislative or government budgetary and spending changes.

The market for our services depends largely on federal and state legislative programs and the budgetary capability to support programs, including the continuance of existing programs. Many of our contracts are not fully-funded at inception and rely upon future appropriations of funds. Accordingly, a failure to receive additional, anticipated funding may result in an early termination of a contract. In addition, many of our contracts include clauses which allow clients to unilaterally modify or terminate contracts with little or no recompense.

Changes in government initiatives or in the level of government spending due to budgetary or deficit considerations may have a significant impact on our future financial performance. For example, increased or changed spending on defense, security or anti-terrorism threats may impact the level of demand for our services. Many state programs in the United States, such as Medicaid, are federally mandated and fully or partially funded by the United States Federal Government. Changes, such as program eligibility, benefits, or the level of federal funding may impact the demand for our services. Certain changes may present new opportunities to us, while other changes may reduce the level of demand for services provided by us, which could materially adversely impact our future financial performance.

If we do not successfully integrate the businesses that we acquire, our results of operations could be adversely affected.

Business combinations involve a number of factors that affect operations, including:

•                  diversion of management’s attention;

•                  loss of key personnel;

•                  entry into unfamiliar markets;

•                  assumption of unanticipated legal or financial liabilities;

•                  becoming significantly leveraged as a result of incurring debt to finance an acquisition;

•                  unanticipated operating, accounting or management difficulties in connection with the acquired entities;

•                  impairment of acquired intangible assets, including goodwill; and

•                  dilution to our earnings per share.

Businesses we acquire may not achieve the revenue and earnings we anticipated. Customer dissatisfaction or performance problems with an acquired firm could materially and adversely affect our reputation as a whole. As a result, we may be unable to profitably manage businesses that we have acquired or that we may acquire or we may fail to integrate them successfully without incurring substantial expenses, delays or other problems that could materially negatively impact our business and results of operations.

We may face liabilities arising from divested or discontinued businesses.

During 2008, we divested our Security Solutions, Unison, Education Systems, Justice Solutions and Asset Solutions businesses. During fiscal 2010, we divested our ERP Solutions business. The transaction documents for those divestitures contain a variety of representations, warranties and indemnification obligations. We could face indemnification claims and liabilities from alleged breaches of representations or warranties.

During 2009, we exited the revenue maximization business. Although we no longer provide those services, former projects that we performed for state clients remain subject to federal audits. Our contracts for that business generally provide that the company will refund the portion of its fee associated with any federal disallowance. Accordingly, we may be obligated to refund amounts paid for such revenue maximization services depending on the outcome of federal audits. In March 2009, for example, a state Medicaid agency asserted a claim against MAXIMUS in the amount of $2.3 million in connection with a contract MAXIMUS had to provide Medicaid administrative claiming services to school districts in the state. MAXIMUS had entered into separate agreements with the school districts under which MAXIMUS helped the districts prepare and submit claims to the state Medicaid agency which, in turn, submitted claims for reimbursement to the United States Federal Government. The state asserted that its agreement with MAXIMUS requires the Company to reimburse the state for amounts owed to the Federal Government. No legal proceedings have been instituted in that matter. The Company could face similar claims arising from such projects for other state clients.

If we fail to accurately estimate the factors upon which we base our contract pricing, we may generate less profit than expected or incur losses on those contracts.

We derived approximately 23% of our fiscal 2014 revenue from fixed-price contracts and approximately 49% of our fiscal 2014 revenue from performance-based contracts. For fixed-price contracts, we receive our fee based on services provided. Those services might include operating a Medicaid enrollment center pursuant to specified standards, designing and implementing computer systems or applications, or delivering a planning document under a consulting arrangement. For performance-based contracts, we receive our fee on a per-transaction basis. These contracts include, for example, child support enforcement contracts in which we often receive a fee based on the amount of child support collected. To earn a profit on these contracts, we must accurately estimate costs involved and assess the probability of completing individual transactions within the contracted time period. If our estimates prove to be inaccurate, we may not achieve the level of profit we expected or we may incur a net loss on a contract.

Adverse judgments or settlements in legal disputes could harm our operating results, cash flows and financial condition.

From time to time, we are subject to a variety of lawsuits and other claims. These may include lawsuits and claims related to contracts, subcontracts and employment claims and compliance with Medicaid and Medicare regulations as well as laws governing debt collections and child support enforcement. Adverse judgments or settlements in some or all of these legal disputes may result in significant monetary damages or injunctive relief against us. In addition, litigation and other legal claims are subject to inherent uncertainties and management’s view of these matters may change in the future. Those uncertainties include, but are not limited to, costs of litigation, unpredictable court or jury decisions, and the differing laws and attitudes regarding damage awards among the states and countries in which we operate.

We may incur significant costs before receiving related contract payments, which could result in increasing the use of cash and risk of impairment charges.

When we are awarded a contract, we may incur significant expenses before we receive contract payments, if any. These expenses may include leasing office space, purchasing office equipment and hiring personnel. In other situations, contract terms provide for billing upon achievement of specified project milestones. As a result, in these situations, we are required to expend significant sums of money before receiving related contract payments. In addition, payments due to us from government agencies may be delayed due to billing cycles or as a result of failures to approve governmental budgets in a timely manner. These factors could impact us by increasing the use of cash.

In certain circumstances, we may defer costs incurred at the inception of a contract. Such action assumes that we will be able to recover these costs over the life of the arrangement. To the extent that a project does not perform as anticipated, these deferred costs may not be considered recoverable and may need to be expensed.

Many of our projects handle protected health information or other forms of confidential personal information, the loss or disclosure of which could adversely affect our business, results of operations and reputation.

As a provider of services under government health and human services programs, we often receive, maintain and transmit protected health information or other types of confidential personal information. That information may be regulated by the Health Insurance Portability and Accountability Act (HIPAA), the Health Information Technology for Economic and Clinical Health Act of 2009 (HITECH), Internal Revenue Service regulations or similar laws. The loss, theft or improper disclosure of that information could subject the Company to sanctions under the relevant laws, lawsuits from affected individuals, negative press articles and a loss of confidence from our government clients, all of which could adversely affect our existing business, future opportunities and financial condition.

Our systems and networks may be subject to cybersecurity breaches.

Many of our operations rely heavily upon technology systems and networks to receive, input, maintain and communicate participant and client data pertaining to the programs we manage. Although we have experienced occasional attempted security breaches, to our knowledge none of those attempts have been successful. If our systems or networks were compromised, we could be adversely affected by losing confidential or protected information of program participants and clients, and we could suffer reputational damage and a loss of confidence from prospective and existing clients. Similarly, if our internal networks were compromised, we could be adversely affected by the loss of proprietary, trade secret or confidential technical and financial data. The loss, theft or improper disclosure of that information could subject the Company to sanctions under the relevant laws, lawsuits from affected individuals, negative press articles and a loss of confidence from our government clients, all of which could adversely affect our existing business, future opportunities and financial condition.

We obtain most of our business through competitive bidding in response to government RFPs. We may not be awarded contracts through this process at the same level in the future as in the past, and contracts we are awarded may not be profitable.

Substantially all of our customers are government agencies. To market our services to government customers, we are often required to respond to government RFPs, which may result in contract awards on a competitive basis. To do so effectively, we must estimate accurately our cost structure for servicing a proposed contract, the time required to establish operations and likely terms of the proposals submitted by competitors. We must also assemble and submit a large volume of information within an RFP’s rigid timetable. Our ability to respond successfully to RFPs will greatly impact our business. There is no assurance that we will continue to obtain contracts in response to government RFPs and our proposals may not result in profitable contracts. In addition, competitors may protest contracts awarded to us through the RFP process which may cause the award to be delayed or overturned or may require the customer to reinitiate the RFP process.

Government entities have in the past and may in the future terminate their contracts with us earlier than we expect, which may result in revenue shortfalls and unrecovered costs.

Many of our government contracts contain base periods of one or more years, as well as option periods covering more than half of the contract’s potential duration. Government agencies do not have to exercise these option periods, and they may elect not to exercise them for budgetary, performance or any other reason. Our contracts also typically contain provisions permitting a government customer to terminate the contract on short notice, with or without cause. Termination without cause provisions generally allow the government to terminate a contract at any time, and enable us to recover only our costs incurred or committed, and settlement expenses and profit, if any, on the work completed prior to termination. We may or may not be able to recover all the costs incurred during the start-up phase of a terminated contract. The unexpected termination of significant contracts could result in significant revenue shortfalls. If revenue shortfalls occur and are not offset by corresponding reductions in expenses, our business could be adversely affected. We cannot anticipate if, when or to what extent a customer might terminate its contracts with us.

If we are unable to manage our growth, our profitability will be adversely affected.

Sustaining our growth places significant demands on our management as well as on our administrative, operational and financial resources. For us to continue to manage our growth, we must continue to improve our operational, financial and management information systems and expand, motivate and manage our workforce. If our growth comes at the expense of providing quality service and generating reasonable profits, our ability to successfully bid for contracts and our profitability will be adversely affected.

We rely on key contracts with state and local governments for a significant portion of our revenue. A substantial reduction in those contracts would materially adversely affect our operating results.

In fiscal year 2014, approximately 55% of our total revenue was derived from contracts with state and local government agencies. Approximately 47% of our total revenue was derived from four customers: the U.S. Federal Government, the Australian Government and the States of California and Texas. Any significant disruption or deterioration in our relationship with state and local governments and a corresponding reduction in these contracts would significantly reduce our revenue and could substantially harm our business.

Government unions may oppose outsourcing of government programs to outside vendors such as us, which could limit our market opportunities and could impact us adversely. In addition, our unionized workers could disrupt our operations.

Our success depends in part on our ability to win profitable contracts to administer and manage health and human services programs traditionally administered by government employees. Many government employees, however, belong to labor unions with considerable financial resources and lobbying networks. Unions have in the past applied, and are likely to continue to apply, political pressure on legislators and other officials seeking to outsource government programs. Union opposition to these programs may result in fewer opportunities for us to service government agencies and/or longer and more complex procurements.

We do operate outsourcing programs using unionized employees in Canada. We have experienced opposition from the union, which does not favor the outsourcing of government programs. As a result, we have received negative press coverage as the union continues to oppose our program operations. Such press coverage and union opposition may have an adverse affect on the willingness of government agencies to outsource such projects as well as certain contracts that are operated within a unionized environment. Our unionized workers could also declare a strike which could adversely affect our performance and financial results.

We may be precluded from bidding and performing certain work due to other work we currently perform.

Various laws and regulations prohibit companies from performing work for government agencies that might be viewed as an actual or apparent conflict of interest. These laws may limit our ability to pursue and perform certain types of work. For example, some of our businesses assist government agencies in developing RFPs for various government programs. In those situations, the divisions involved in operating such programs would likely be precluded from bidding on those RFPs. Similarly, regulations governing the independence of Medicaid enrollment brokers and Medicare appeal providers could prevent us from providing services to other organizations such as health plans.

We may lose executive officers and senior managers on whom we rely to generate business and execute projects successfully.

The ability of our executive officers and our senior managers to generate business and execute projects successfully is important to our success. The loss of an executive officer or senior manager could impair our ability to secure and manage engagements, which could harm our business, prospects, financial condition, results of operations and cash flows.

Inaccurate, misleading or negative media coverage could adversely affect our reputation and our ability to bid for government contracts.

Because of the public nature of many of our business lines, the media frequently focus their attention on our contracts with government agencies. If the media coverage is negative, it could influence government officials to slow the pace of outsourcing government services, which could reduce the number of RFPs. The media also focus their attention on the activities of political consultants engaged by us, and we may be tainted by adverse media coverage about their activities, even when those activities are unrelated to our business. Moreover, inaccurate, misleading or negative media coverage about us could harm our reputation and, accordingly, our ability to bid for and win government contracts.

We may be unable to attract and retain sufficient qualified personnel to sustain our business.

Our delivery of services is labor-intensive. When we are awarded a government contract, we must quickly hire project leaders and case management personnel. The additional staff also creates a concurrent demand for increased administrative personnel. Our success requires that we attract, develop, motivate and retain:

•                  experienced and innovative executive officers;

•                  senior managers who have successfully managed or designed government services programs; and

•                  information technology professionals who have designed or implemented complex information technology projects.

Innovative, experienced and technically proficient individuals are in great demand and are likely to remain a limited resource. There can be no assurance that we will be able to continue to attract and retain desirable executive officers and senior managers. Our inability to hire sufficient personnel on a timely basis or the loss of significant numbers of executive officers and senior managers could adversely affect our business.

If we fail to establish and maintain important relationships with government entities and agencies, our ability to successfully bid under RFPs may be adversely affected.

To facilitate our ability to prepare bids in response to RFPs, we rely in part on establishing and maintaining relationships with officials of various government entities and agencies. These relationships enable us to provide informal input and advice to the government entities and agencies prior to the development of an RFP. We also engage marketing consultants, including lobbyists, to establish and maintain relationships with elected officials and appointed members of government agencies. The effectiveness of these consultants may be reduced or eliminated if a significant political change occurs. In that circumstance, we may be unable to successfully manage our relationships with government entities and agencies and with elected officials and appointees. Any failure to maintain positive relationships with government entities and agencies may adversely affect our ability to bid successfully in response to RFPs.

Our clients may limit or prohibit the outsourcing of certain programs or may refuse to grant consents and/or waivers necessary to permit private entities, such as us, to perform certain elements of government programs.

Governments could limit or prohibit private contractors like MAXIMUS from operating or performing elements of certain programs. Within the U.S., state or local governments could be required to operate such programs with government employees as a condition of receiving federal funding. Moreover, under current law, in order to privatize certain functions of government programs, the U.S. Federal Government must grant a consent and/or waiver to the petitioning state or local agency. If the Federal Government does not grant a necessary consent or waiver, the state or local agency will be unable to outsource that function to a private entity, such as us. This situation could eliminate a contracting opportunity or reduce the value of an existing contract.

We may rely on subcontractors and partners to provide clients with a single-source solution.

From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution. While we believe that we perform appropriate due diligence on our subcontractors and teaming partners, we cannot guarantee that those parties will comply with the terms set forth in their agreements or remain financially sound. We may have disputes with our subcontractors, teaming partners or other third parties arising from the quality and timeliness of the subcontractor’s work, customer concerns about the subcontractor or other matters. Subcontractor performance deficiencies could result in a customer terminating our contract for default. We may be exposed to liability, and we and our clients may be adversely affected if a subcontractor or teaming partner fails to meet its contractual obligations.

We face competition from a variety of organizations, many of which have substantially greater financial resources than we do; we may be unable to compete successfully with these organizations.

Our primary competitors in the Health Services Segment market in the United States are Affiliated Computer Services, a Xerox Company; Electronic Data Systems, an HP Company; and specialized private service providers. Our primary competitors in the Human Services Segment market include Serco, Atos Origin and other specialized consulting companies and non-profit organizations.

Many of these companies are national and international in scope, are larger than us, and have greater financial resources, name recognition and larger technical staffs. Substantial resources could enable certain competitors to initiate severe price cuts or take other measures in an effort to gain market share. In addition, we may be unable to compete for the limited number of large contracts because we may not be able to meet an RFP’s requirement to obtain and post a large performance bond. Also, in some geographic areas, we face competition from smaller consulting firms with established reputations and political relationships. There can be no assurance that we will be able to compete successfully against our existing or any new competitors.

A number of factors may cause our cash flows and results of operations to vary from quarter to quarter.

Factors which may cause our cash flows and results of operations to vary from quarter to quarter include:

•                  the terms and progress of contracts;

•                  caseloads and other volume where revenue is derived on transactional volume on contracts;

•                  the levels of revenue earned and profitability of fixed-price and performance-based contracts;

•                  expenses related to certain contracts which may be incurred in periods prior to revenue being recognized;

•                  the commencement, completion or termination of contracts during any particular quarter;

•                  the schedules of government agencies for awarding contracts;

•                  the timing of change orders being signed;

•                  the terms of awarded contracts; and

•                  potential acquisitions.

Changes in the volume of activity and the number of contracts commenced, completed or terminated during any quarter may cause significant variations in our cash flows and results of operations because a large amount of our expenses are fixed.

We are subject to the risks of doing business internationally.

For the year ended September 30, 2014, 23% of our revenue was driven from jurisdictions outside the U.S. This share of business is likely to increase in fiscal year 2015 owing to two new contracts in the United Kingdom. As a result, a significant portion of our business operations are subject to foreign financial, tax and business risks which could arise in the event of:

•                                          foreign exchange fluctuations;

•                                          unexpected increases in tax rates or changes in U.S. or foreign tax laws;

•                                          non-compliance with international laws and regulations, such as data privacy, employment regulations and trade barriers;

•                                          non-compliance with U.S. laws affecting the activities of U.S. companies in international locations including the Foreign Corrupt Practices Act;

•                                          the absence in some jurisdictions of effective laws to protect our intellectual property rights;

•                                          new regulatory requirements or changes in local laws that materially affect the demand for our services or directly affect our foreign operations;

•                                          local economic and political conditions including severe or protracted recessions in foreign economies and inflation risk;

•                                          the length of payment cycles and potential difficulties in collecting accounts receivable;

•                                          unusual or unexpected monetary exchange controls, price controls or restrictions on transfers of cash; or

•                                          civil disturbance, terrorism or other catastrophic events that reduce business activity in other parts of the world.

These factors may lead to decreased revenues and profits and therefore have a material adverse effect on our business, financial condition and results of operations.

Much of our cash is held in jurisdictions outside the United States. If we needed to remit these funds to the United States, we may incur significant taxation expense.

At September 30, 2014, our foreign subsidiaries held approximately $173 million of cumulative earnings. We consider undistributed earnings of our foreign subsidiaries to be indefinitely reinvested outside of the United States and, accordingly, no U.S. deferred taxes have been recorded with respect to such earnings in accordance with the relevant accounting guidance for income taxes. Should the earnings be remitted as dividends, we may be subject to additional U.S. taxes, net of allowable foreign tax credits. It is not practicable to estimate the amount of any additional taxes which may be payable on the undistributed earnings given the various tax planning alternatives we could employ should we decide to repatriate these earnings in a tax efficient manner. As of September 30, 2014, our foreign subsidiaries held approximately $95 million of cash and cash equivalents. In November 2014, we remitted $32 million from an international subsidiary to the U.S. as a return of capital on a tax-free basis.

Our Articles of Incorporation and bylaws include provisions that may have anti-takeover effects.

Our Articles of Incorporation and bylaws include provisions that may delay, deter or prevent a takeover attempt that shareholders might consider desirable. For example, our Articles of Incorporation provide that our directors are to be divided into three classes and elected to serve staggered three-year terms. This structure could impede or discourage an attempt to obtain control of MAXIMUS by preventing stockholders from replacing the entire board in a single proxy contest, making it more difficult for a third party to take control of MAXIMUS without the consent of our Board of Directors. Our Articles of Incorporation further provide that our shareholders may not take any action in writing without a meeting. This prohibition could impede or discourage an attempt to obtain control of MAXIMUS by requiring that any corporate actions initiated by shareholders be adopted only at properly called shareholder meetings.